UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

AerSale Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00810F106

(CUSIP Number)

James Fry

255 Alhambra Circle, Suite 435

Coral Gables, FL 33134

(305) 764-3200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00810F106	13D	Page 1 of 11 pages

1	Names of Reporting Persons ThoughtValley Limited Partnership
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,137,483
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,137,483

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,137,483
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.1%
14	Type of Reporting Person PN

CUSIP No. 00810F106	13D	Page 2 of 11 pages

1	Names of Reporting Persons ThoughtValley, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,137,483
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,137,483

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,137,483
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.1%
14	Type of Reporting Person OO

CUSIP No. 00810F106	13D	Page 3 of 11 pages

1	Names of Reporting Persons Robert B. Nichols
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,137,483
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,137,483

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,137,483
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.1%
14	Type of Reporting Person IN

CUSIP No. 00810F106	13D	Page 4 of 11 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of AerSale Corporation, a Delaware corporation (the “Issuer”), whose principal executive office is located at 255 Alhambra Circle, Suite 435, Coral Gables, FL 33134.

Item 2.	Identity and Background.

This Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

ThoughtValley Limited Partnership

ThoughtValley, LLC

Robert B. Nichols

Robert B. Nichols is a citizen of the United States. Each of ThoughtValley Limited Partnership and ThoughtValley, LLC is organized under the laws of the State of Nevada. The business address of each of the Reporting Persons is c/o AerSale Corporation, 255 Alhambra Circle, Suite 435, Coral Gables, FL 33134. Mr. Nichols’s present principal occupation is Vice Chairman, Division President, Asset Management Solutions and Director of the Issuer. Each of the other Reporting Persons is principally engaged in the business of managing its investments, including in the securities of the Issuer.

During the last five years, the Reporting Persons have not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Amended and Restated Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Persons. Pursuant to the Amended and Restated Merger Agreement, upon consummation of the Business Combination (as defined below), ThoughtValley Limited Partnership received 1,522,140 shares of Common Stock and 58,597 stock options to purchase Common Stock. In addition, ThoughtValley Limited Partnership acquired 500,000 shares of Common Stock for total consideration of approximately $4 million in the Private Placements (as defined below). On both January 27, 2021 and October 22, 2021, ThoughtValley Limited Partnership was issued 403,373 shares of Common Stock pursuant to the satisfaction of certain Earnout Share provisions, as described further in Item 4, which is incorporated herein by reference.

CUSIP No. 00810F106	13D	Page 5 of 11 pages

On March 31, 2022, the Issuer awarded ThoughtValley Limited Partnership, on behalf of Mr. Nichols, 750,000 performance-based restricted stock units, which vested as to one-third on December 22, 2022, and the remaining two-thirds will vest on December 22, 2023. On December 14, 2022, ThoughtValley Limited Partnership exercised 58,597 stock options to purchase an equal amount of Common Stock for $10 per share.

ThoughtValley Limited Partnership obtained the funds used to purchase certain of its interests in the Issuer’s securities through capital contributions from Mr. Nichols.

Item 4.	Purpose of Transaction.

Business Combination

On December 22, 2020, (the “Closing Date”), pursuant to that certain Amended and Restated Agreement and Plan of Merger, dated September 8, 2020 (the “Amended and Restated Merger Agreement”), by and among Monocle Acquisition Corporation (“Monocle”), Monocle Holdings Inc., a wholly owned direct subsidiary of Monocle (“NewCo”), AerSale Corp. (“Legacy AerSale”), Monocle Merger Sub 1 Inc., a wholly owned direct subsidiary of NewCo (“Merger Sub 1”), Monocle Merger Sub 2 LLC, a wholly owned indirect subsidiary of NewCo (“Merger Sub 2”), and Leonard Green & Partners, L.P., solely in its limited capacity as the representative on behalf of certain holders of Legacy AerSale securities, (a) Merger Sub 1 merged with and into Monocle, with Monocle surviving the merger as a wholly owned direct subsidiary of NewCo (the “First Merger”), and (b) Merger Sub 2 merged with and into Legacy AerSale, with Legacy AerSale surviving the merger as a wholly owned indirect subsidiary of NewCo (the “Second Merger” and, together with the other transactions contemplated by the Amended and Restated Merger Agreement, the “Business Combination”). In connection with the closing of the Business Combination, NewCo changed its name to “AerSale Corporation” and Legacy AerSale changed its name to “AerSale Aviation, Inc.” Immediately following the Business Combination, the Issuer contributed all of its ownership in Monocle to Legacy AerSale, which continues as a wholly owned subsidiary of the Issuer.

In connection with the Business Combination, each share of Legacy AerSale common stock outstanding and each in-the-money Legacy AerSale stock appreciation right were converted into the right to receive a combination of cash and shares of the Issuer’s Common Stock (the “Merger Consideration”), consisting of an aggregate of approximately $13,050,861 in cash and 30,410,540 shares of Common Stock. Under the Amended and Restated Merger Agreement, the holders of Legacy AerSale’s preferred stock and common stock (the “Legacy AerSale Stockholders”) had the right to elect to receive all of their Merger Consideration in the form of Common Stock. Enarey, LP and ThoughtValley Limited Partnership (each, an “Electing Holder”) both submitted elections to receive all of their Merger Consideration in the form of Common Stock. Pursuant to the Amended and Restated Merger Agreement, the cash portion of the Merger Consideration that would have been payable to the Electing Holders was divided pro rata among all Legacy AerSale Stockholders that did not elect to receive all of their Merger Consideration in the form of Common Stock. The Electing Holders also received, on a pro rata basis based on the number of shares of Legacy AerSale’s common stock held by all Electing Holders, an additional 215,626 shares of Common Stock in the aggregate on the Closing Date.

CUSIP No. 00810F106	13D	Page 6 of 11 pages

In connection with the Amended and Restated Merger Agreement, immediately prior to the Closing Date, the Issuer consummated private placement transactions (the “Private Placements”) pursuant to subscription agreements (the “Subscription Agreements”), each dated December 16, 2020, with certain investors, pursuant to which the Issuer issued and sold an aggregate of 7,612,500 shares of Common Stock for a total purchase price of $60.5 million.

Earnout Shares and Letter Agreement

In addition, in connection with the Business Combination and pursuant to the Amended and Restated Merger Agreement, holders of Legacy AerSale’s common stock and holders of Legacy AerSale’s in-the-money stock appreciation rights received a contingent right to receive up to 3,000,000 additional shares of Common Stock in the aggregate (the “Earnout Shares”), with 1,500,000 of such Earnout Shares issuable if the closing sale price per share of Common Stock is greater than $13.50 for any period of 20 trading days out of 30 consecutive trading days (the “Minimum Target”), and the remaining 1,500,000 of such Earnout Shares issuable if the closing sale price per share of Common Stock is greater than $15.00 for any period of 20 trading days out of 30 consecutive trading days (the “Maximum Target”), in each case on or prior to the fifth anniversary of the Closing Date. The Electing Holders also received a contingent right to receive up to 646,875 additional shares of Common Stock in the aggregate, with 323,438 of such shares issuable at the Minimum Target and the remaining 323,437 of such shares issuable at the Maximum Target, in each case on or prior to the fifth anniversary of the Closing Date. The Issuer, Monocle and the Legacy AerSale Stockholders also entered into a letter agreement on December 16, 2020 (the “Letter Agreement”), pursuant to which the Issuer agreed to increase the amount of additional contingent consideration that the Electing Holders are entitled to receive by 100,000 additional shares of Common Stock in the aggregate, with 50,000 of such shares issuable at the Minimum Target and the remaining 50,000 of such shares issuable at the Maximum Target, in each case on or prior to the fifth anniversary of the Closing Date.

Amended and Restated Registration Rights Agreement

On the Closing Date, pursuant to the Amended and Restated Merger Agreement, the Issuer, Monocle, Monocle Partners, LLC and Cowen Investments II LLC (“Cowen”, and together with Monocle Partners, LLC, the “Founders”), the Legacy AerSale Stockholders and certain directors of Monocle (together with the Founders and the Legacy AerSale Stockholders, the “Holders”), entered into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) that amended and restated that certain Registration Rights Agreement, dated February 6, 2019, by and among Monocle, the Founders and certain directors of Monocle.

Under the Amended and Restated Registration Rights Agreement, the Founders, certain directors of Monocle and the Legacy AerSale Stockholders are granted certain demand, shelf and piggyback registration rights with respect to the resale of certain securities including, among others, (i) shares of Common Stock held by the Founders, (ii) any outstanding shares of Common Stock or any other equity security (including the shares of Common Stock issued or issuable upon the exercise of any other equity security of the Issuer) received pursuant to the Amended and Restated Merger Agreement or held as of the date of the Amended and Restated Registration Rights Agreement and (iii) any shares of Common Stock or Earnout Shares received after the date of the Amended and Restated Registration Rights Agreement (the “Registrable Securities”).

CUSIP No. 00810F106	13D	Page 7 of 11 pages

The Amended and Restated Registration Rights Agreement provided the Legacy AerSale Stockholders the right to request one demand registration during the initial 180-day period following expiration of the period commencing from the Closing Date and ending on the AerSale Lock-Up Period (as defined below). After such time, Cowen, Holders of at least 50% of the Registrable Securities then-outstanding and held by the Legacy AerSale Stockholders, or Holders of at least 50% of the Registrable Securities then-outstanding and not held by the Legacy AerSale Stockholders or Cowen, may require the Issuer to effect one (1) demand registration in any three-month period thereafter.

In addition, the Amended and Restated Registration Rights Agreement grants each of the parties unlimited piggyback registration rights with respect to registration statements filed subsequent to the Closing Date, provided the shares held by such party are not subject to a lock-up period.

Lock-Up Agreement

On the Closing Date, pursuant to the Amended and Restated Merger Agreement, each of the Legacy AerSale Stockholders entered into a lock-up agreement with the Issuer (the “Lock-Up Agreement”). Under the Lock-Up Agreement, each Legacy AerSale Stockholder agreed not to, during the period commencing on the Closing Date and ending on the earliest of: (a) the 180th day after the Closing Date, (b) the expiration of the lock-up period previously agreed to by Monocle Partners, LLC and certain other parties and (c) the date following such Closing Date on which the Issuer completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the stockholders of the Issuer having the right to exchange their shares of Common Stock for cash, securities or other property (the “AerSale Lock-Up Period”): (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to (A) the shares of Common Stock received pursuant to the Amended and Restated Merger Agreement, (B) Earnout Shares, to the extent any are received after the Closing Date, (C) any outstanding share of Common Stock or any other equity security (including the shares of Common Stock issued or issuable upon the exercise of any other equity security of the Issuer) received by any of the Legacy AerSale Stockholders in connection with the Business Combination; and (D) any other equity security of the Issuer issued or issuable with respect to any such share of Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization (such shares, collectively, the “Lock-Up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-Up Shares, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) above.

CUSIP No. 00810F106	13D	Page 8 of 11 pages

The foregoing descriptions of the Letter Agreement, the Amended and Restated Registration Rights Agreement, the Lock-Up Agreement and the form of Subscription Agreement do not purport to be complete and are qualified in their entirety by the full text of these agreements. A copy of each such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

General

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons, including in Mr. Nichol’s capacity as Vice Chairman, Division President Asset Management Solutions and Director of the Issuer, may engage in discussions with management, the Issuer’s board of directors (the “Board”), and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 00810F106	13D	Page 9 of 11 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 51,328,800 shares of Common Stock outstanding as of August 4, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2023.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
ThoughtValley Limited Partnership	3,137,483	6.1%	0	3,137,483	0	3,137,483
ThoughtValley, LLC	3,137,483	6.1%	0	3,137,483	0	3,137,483
Robert B. Nichols	3,137,483	6.1%	0	3,137,483	0	3,137,483

The share amount reported herein consists of shares of Common Stock held of record by ThoughtValley Limited Partnership. Mr. Nichols is the sole member and manager of ThoughtValley, LLC, which is the sole general partner of ThoughtValley Limited Partnership. Accordingly, all of the shares held of record by ThoughtValley Limited Partnership may be deemed to be beneficially held by Mr. Nichols and ThoughtValley, LLC.

(c)	During the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Stock.

(d)           None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 summarizes certain provisions of the Letter Agreement, the Amended and Restated Registration Rights Agreement, the Lock-Up Agreement and the form of Subscription Agreement, and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 00810F106	13D	Page 10 of 11 pages

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description
1	Joint Filing Agreement.
2	Letter Agreement, dated December 16, 2020, by and among Monocle Acquisition Corporation, Monocle Holdings Inc., AerSale Corp., Monocle Merger Sub 1 Inc., Monocle Merger Sub 2 LLC, and Leonard Green & Partners, L.P., in its capacity as the Holder Representative (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 17, 2020).
3	Amended and Restated Registration Rights Agreement, dated December 22, 2020, by and among Monocle Holdings Inc., Monocle Acquisition Corporation, Monocle Partners, LLC, Cowen Investments II LLC, C. Robert Kehler, Donald W. Manvel, John C. Pescatore, Green Equity Investors V, L.P., Green Equity Investors Side V, L.P., LGP Parts Coinvest LLC, Florida Growth Fund LLC, Enarey, LP and ThoughtValley Limited Partnership (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 23, 2020).
4	Lock-Up Agreement, dated December 22, 2020, by and among Monocle Holdings Inc., Green Equity Investors V, L.P., Green Equity Investors Side V, L.P., LGP Parts Coinvest LLC, Florida Growth Fund LLC, Enarey, LP and ThoughtValley Limited Partnership (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 23, 2020).
5	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 17, 2020).

CUSIP No. 00810F106	13D	Page 11 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2023

ThoughtValley Limited Partnership
By: ThoughtValley, LLC, its sole general partner

By:	/s/ Robert B. Nichols
Name:	Robert B. Nichols
Title:	Sole Member and Manager

ThoughtValley, LLC

By:	/s/ Robert B. Nichols
Name:	Robert B. Nichols
Title:	Sole Member and Manager

By:	/s/ Robert B. Nichols
Name:	Robert B. Nichols